

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2020

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261

> **Re: Thryv Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 20, 2020**
> **CIK No. 0001556739**

Dear Mr. Rouse:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1. We note that you have not yet identified the financial advisor(s) you intend to engage for this offering. We recognize that some of the comments we are issuing in this letter seek disclosure that may be dependent upon this engagement. Please note that we may have additional comments upon receipt and review of an amendment that identifies your financial advisor(s).

<u>Cover Page</u>

2.   Refer to the "Calculation of Registration Fee." Based on the stockholder's equity of $27,260,000 at December 31, 2019 and your shares outstanding of 60,282,947, it is unclear how you calculated a book value of $9.68 per share as of the end of the most recent fiscal year. Please provide us with your calculation.

<u>Corporate History and Information, page 7</u>

3.   We note your response to prior comment 6. Please revise this section to disclose the current amount of your outstanding indebtedness and availble credit under your credit facilities.

<u>Uncertainty relating to LIBOR, page 36</u>

4.   We note that if you are unable to establish an alternate rate using the alternative methodologies contained in your senior credit facilities, the interest rate for the facilities will be "determined at an alternate base rate." Please revise to disclose the alternate base rate or, if the alternate base rate is not currently known, how it will be determined.

<u>Our listing differs significantly..., page 37</u>

5.   Please consider revising the statement, which currently reads, "[a]dditionally, because there are no underwriters, there is no underwriters' option to purchase additional shares *to help stabilize, maintain, or affect the public price* of our common stock on Nasdaq immediately after the listing" (emphasis added).

6.   Please tell us to what extent the lack of precedent for direct listings on the Nasdaq Capital Market poses additional risks for your direct listing. In this regard, we note that the Securities & Exchange Commission approved Nasdaq's proposed amendments to permit direct listings on the Nasdaq Capital Market in December 2019. As such, certain provisions and processes, including, for example, those related to valuation and compelling evidence standards, may be untested.

<u>Liquidity and Capital Resources, page 63</u>

7.   In your response to prior comment 15, you state that your credit facilities restrict the ability of your subsidiaries to pay dividends. Please revise to discuss the material terms of these restrictions.

SaaS Business Segment, page 77

8. We note your response to prior comment 17 and, in particular, the final sentence under "Strength of the All-In-One Platform." Please revise to explain how commercially available applications are modified or otherwise assume a diferent character when they are integrated into the Thryv platform. Please also disclose whether the applications developed by your third-party developers are available in the same or similar form outside your platform on a stand-alone basis.

Plan of Distribution, page 129

9. Please revise the first sentence of this section to specify the exchange or alternative trading venue where your shares will be listed or traded. In this regard, your references to exchanges or trading venues other than NASDAQ are unclear to us.

10. Please describe the extent to which you or your financial advisor(s) may contact any Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling. In this regard, we note that your references to "investor day" and "investor education meetings" in the risk factor section appear to contemplate potential interaction with buyers and sellers. Please tell us what "investor communication strategy" you will utilize to communicate with investors at these events and how any materials utilized at these events may differ.

11. Please clarify how the Current Reference Price will be calculated and disseminated under the Nasdaq Listing Rules, particularly in terms of how the underlying purpose of the Current Reference Price is to effectively match anticipated supply with demand. Please also clarify what factors your financial advisor will consider before notifying Nasdaq that the company's security is "ready to trade" and the Current Reference Price is calculated. Explain how the financial advisor will determine when "a reasonable amount of volume will cross on the opening trade." Finally, with a view to providing investors with a clear understanding as to how the Current Reference Price will be calculated, please revise to provide an example of the process you describe.

12. We note that you are a "controlled company" under Nasdaq guidelines. Please revise, where appropriate, to explain whether and how the Registered Stockholders, and in particular your majority stockholder, will have the ability to affect the opening price of your shares or the timing of your listing on Nasdaq. In this regard, please describe the involvement of the Registered Stockholders in the price setting mechanism contemplated under the IPO cross, including any decisions to delay or proceed with trading. In addition, please describe the ability, if any, of Registered Stockholders to affect the opening price by refusing bids or limiting asks in the period prior to the opening trade.

13. Please describe the specific duties, activities, and expected or additional contributions of or purpose for the financial advisor with respect to the determination of the Current Reference Price (and size and timing of the Opening trade), particularly in view of the fact

that it is our understanding Nasdaq provides direct listings with an IPO execution team and IPO execution officer (i.e., a senior equity capital market expert), the use of all Nasdaq's IPO tools, such as the Net Order Imbalance Indicator and the IPO BookViewer, as well as Nasdaq's regulatory and operations teams. Please include in your response what information (*i.e.*, regarding opening price, paired shares, imbalances, official opening timing, etc.) the financial advisor is expected to be able to provide leading up to and after the official opening cross occurs. Please describe how such activity would be consistent with Regulation M, or prior no-action relief from Regulation M (e.g., *Spotify Technology, S.A.,* Mar. 23, 2018), such that it would not artificially influence the market price for the company's shares or to otherwise artificially facilitate the direct listing.

14. In view of the significant factual differences with the April 2018 Spotify Technology S.A.direct listing on NYSE, please provide us with your detailed analysis as to how you intend to structure and conduct your direct listing (including the Registered Shareholders' resales and any investor-related activities) on the Nasdaq Stock Market so as to comply with the trading restrictions of Rules 101-104 of Regulation M or, alternatively, how you intend to and are able to rely on prior no-action relief (e.g., *Spotify Technology, S.A.,* Mar. 23, 2018).

    In your analysis, please address, among other things, whether or not there is a Regulation M "distribution(s)" (i.e., sufficient "magnitude" and the use of "special selling efforts/selling methods"); calculation of the applicable restricted period(s) for each of the relevant covered persons (e.g., you, the financial advisors, the Registered Stockholders, the active market makers, other distribution participants, and any affiliated purchasers of the foregoing, as applicable); explanation of how the expanded role and activities/obligations of the financial advisor on Nasdaq (i.e., in coordinating the price discovery process and opening cross/"first trade" in the security, and performing the same functions as the "stabilization agent"/lead underwriter in an IPO), as well as also acting in the capacity of "active market maker" in the trading of the security, and the lack of an "independent market" (i.e., one not dominated or controlled by you or your financial advisors and without any special selling efforts/selling methods) for the Registered Stockholders' brokerage transactions/resales, are consistent with the representations and conditions set forth in prior no-action relief (e.g. *Spotify Technology, S.A.,* Mar. 23, 2018, where the financial advisors had a much more limited/advisory role, etc.).

15. Please explain how the financial advisor's involvement in the determination of the opening price/Current Reference Price and immediate trading in the security, the possible selling activity by the Registered Stockholders (including by the controlling Stockholder "Mudrick Capital"), and the "excessive compensation" to be paid to broker-dealers to facilitate such selling is consistent with prior no-action relief (e.g. *Spotify Technology, S.A., Mar. 23, 2018)* or, if not available for relief from Regulation M, how such activity would be consistent with Regulation M, particularly the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an "independent market" (i.e., one not dominated or controlled by Thryv or its financial advisors and

without any special selling efforts/selling methods).

16.   Please explain what is meant on page 41 by the statement, "We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise," including its potential impact on the above Regulation M analysis.

You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Corey Chivers, Esq.